December 17, 2014 VIA EDGAR Martin James Senior Assistant Chief Accountant United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0306

Re:	DJO Finance LLC

Form 10-K for the fiscal year ended December 31, 2013

Filed February 25, 2014

File No. 333-142188

Dear Mr. James:

I am in receipt of your letter dated December 3, 2014 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2013. I am responding to your comments on behalf of DJO Finance LLC (“DJO”) as set forth below.

DJO’s responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, I have set forth your comments (in italics) and DJO’s responses below.

Form 10-K for the year ended December 31, 2013

Item 8. Financial Statements

Consolidated Statement of Operations, page 64

1.	We note your response to prior comment 1. However, we note that your presentation of an amount for gross profit that excludes amortization of intangible assets related to your cost of sales may be confusing to investors. In addition, the amount appears to be a non-GAAP measure, which Item 10(e)(1)(ii)(c) of Regulation S-K indicates should not be presented on the face, or in the accompanying notes, of financial statements prepared in accordance with GAAP. Please revise future filings to either remove the presentation of that amount or to include a gross profit amount that properly includes all costs of sales. Please also refer to SAB Topic 11.B.

DJO Response: In future filings, we will revise our disclosure to remove the presentation of gross profit from our Consolidated Statements of Operations and the accompanying notes.

Note 7. Long-Lived Assets

Goodwill, page 77

2.	We note your response to prior comment 4. To ensure that investors are provided with information that allows for an assessment of the probability of a future material impairment charge, please consider providing the following disclosures in your critical accounting policy disclosures in future filings for each reporting unit with a material amount of goodwill that is at risk of failing step one of the impairment test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

DJO Response: In future filings, we will provide the aforementioned disclosures in our critical accounting policy disclosures for each reporting unit with a material amount of goodwill that is at risk of failing step one of the impairment test.

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Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (760) 734-3115 or Donald M. Roberts, Esq. at (760) 734-5644.

Very truly yours,

/s/ Susan M. Crawford
Susan M. Crawford
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Richard Fenyes, Simpson Thacher & Bartlett LLP